OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

PHYSICIANS FORMULA HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
719427106
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	719427106

1	NAMES OF REPORTING PERSONS: Cofilance S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Luxembourg

	5	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		864,353

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH:	8	SHARED DISPOSITIVE POWER:

864,353

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

864,353

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	719427106

1	NAMES OF REPORTING PERSONS: Cosmetics International Investments S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Luxembourg

	5	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		864,353

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH:	8	SHARED DISPOSITIVE POWER:

864,353

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

864,353

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	719427106

1	NAMES OF REPORTING PERSONS: Pierre Fabre Dermo-Cosmetique S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

France

	5	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		864,353

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH:	8	SHARED DISPOSITIVE POWER:

864,353

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

864,353

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	719427106

1	NAMES OF REPORTING PERSONS: Pierre Fabre S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

France

	5	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		864,353

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH:	8	SHARED DISPOSITIVE POWER:

864,353

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

864,353

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	719427106

1	NAMES OF REPORTING PERSONS: Mr. Pierre Fabre

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

France

	5	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		864,353

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH:	8	SHARED DISPOSITIVE POWER:

864,353

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

864,353

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

STATEMENT CONTAINING INFORMATION REQUIRED BY SCHEDULE 13G
ITEM 1.
(a)	Name of Issuer

The name of the issuer is Physicians Formula Holdings, Inc. (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices

The Company’s principal executive offices are located at: 1055 West 8th Street Azusa, California 91702.
ITEM 2.
(a)	Name of Person Filing

This Statement is filed by:
(i)	Cofilance S.A., a Luxembourg corporation (“Cofilance”)

(ii)	Cosmetics International Investments S.A., a Luxembourg corporation (“CII”)

(iii)	Pierre Fabre Dermo-Cosmetique S.A., a French corporation (“PFDC”)

(iv)	Pierre Fabre S.A., a French corporation (“PFSA”)

(v)	Mr. Pierre Fabre (“Mr. Fabre”)
(b)	Address of Principal Business Office or, if none, Residence
(i)	Cofilance: 6 Place de Nancy, L-2212 Luxembourg, Luxembourg

(ii)	CII: 6 Place de Nancy, L-2212 Luxembourg, Luxembourg

(iii)	PFDC: 45 Place Abel Gance, 92100 Boulogne, France

(iv)	PFSA: 12 Avenue Hoche 75008 Paris, France

(v)	Mr. Fabre: c/o Pierre Fabre, S.A., Département Juridique, Attn: Corinne Portet, 1 Avenue d’Albi, 81100 Castres, France
(c)	Citizenship
(i)	Cofilance: Luxembourg

(ii)	CII: Luxembourg

(iii)	PFDC: France

(iv)	PFSA: France

(v)	Mr. Fabre: France
(d)	Title of Class of Securities

Common Stock, $.01 par value (the “Common Stock”)

(e)	CUSIP Number

719427106

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

ITEM 4.	Ownership
     (a) - (c) The response of each of the Reporting Persons to Items 5 through 11 of each of their respective Cover Sheets which relate to the beneficial ownership of the Common Stock of the Company, as of December 31, 2006, is incorporated herein by reference. The percentage used herein and in the rest of Item 4 was calculated based upon a total of 13,843,056 shares of the Company’s Common Stock issued and outstanding as of December 31, 2006, as set forth in the Company’s Form 10-Q for the quarterly period ended December 31, 2006.
     As of December 31, 2006, CII was the direct beneficial owner of the shares of Common Stock of the Company. Cofilance, the majority stockholder of CII, is the registered owner of the shares of Common Stock of the Company and the nominee of CII. PFDC is the majority stockholder of Cofilance. PFSA is the majority stockholder of PFDC and a minority stockholder of Cofilance. Mr. Fabre is the majority stockholder of PFSA.

ITEM 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐ Not Applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable
ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable
ITEM 8.	Identification and Classification of Members of the Group Not Applicable
ITEM 9.	Notice of Dissolution of Group Not Applicable
ITEM 10.	Certification
Not Applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 14, 2007

COFILANCE S.A.	PIERRE FABRE S.A.

/s/ Romain Bontemps	/s/ Bertrand Parmentier

By: Romain Bontemps Title: Director	By: Bertrand Parmentier Title: Directeur Genéral Délégué

COSMETICS INTERNATIONAL INVESTMENTS S.A.

/s/ Romain Bontemps	/s/ Pierre Fabre
By: Romain Bontemps Title: Director	Pierre Fabre

PIERRE FABRE DERMO-COSMETIQUE S.A.

/s/ Jacques Fabre
By: Jacques Fabre Title: Président du Directoire

Joint Filing Agreement	Exhibit 1
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting persons of a statement on Schedule 13G (including any amendments thereto) with respect to the Common Stock of Physicians Formula Holdings, Inc. and that this Agreement be included as an Exhibit to such joint filing.
This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of February 2007.

COFILANCE S.A.	PIERRE FABRE S.A.

/s/ Romain Bontemps	/s/ Bertrand Parmentier

By: Romain Bontemps Title: Director	By: Bertrand Parmentier Title: Directeur Genéral Délégué

COSMETICS INTERNATIONAL INVESTMENTS S.A.

/s/ Romain Bontemps By: Romain Bontemps Title: Director	/s/ Pierre Fabre Pierre Fabre

PIERRE FABRE DERMO-COSMETIQUE S.A.

/s/ Jacques Fabre
By: Jacques Fabre Title: Président du Directoire